UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Voya Prime Rate Trust
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

92913A100
(CUSIP Number)

Saba Capital Management, L.P. 405 Lexington Avenue 58th Floor New York, NY 10174 Attention: Michael D'Angelo (212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92913A100	SCHEDULE 13D/A	Page 2 of 7

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,320,674[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,320,674
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,320,674
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6%[2]
14	TYPE OF REPORTING PERSON PN; IA

_________________________

1 A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information.

2 The percentages used herein are calculated based upon 147,787,691 shares of common stock outstanding as of November 30, 2019, as disclosed in the company's Form N-30B-2 filed on February 7, 2020.

CUSIP No. 92913A100	SCHEDULE 13D/A	Page 3 of 7

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,320,674[3]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,320,674
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,320,674
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6%[4]
14	TYPE OF REPORTING PERSON IN

_________________________

3 A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information

4 The percentages used herein are calculated based upon 147,787,691 shares of common stock outstanding as of November 30, 2019, as disclosed in the company's Form N-30B-2 filed on February 7, 2020.

CUSIP No. 92913A100	SCHEDULE 13D/A	Page 4 of 7

1	NAME OF REPORTING PERSON Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 36,320,674[5]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 36,320,674
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,320,674
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6%[6]
14	TYPE OF REPORTING PERSON OO

_________________________

5 A portion of the shares are held by Saba Closed-End Funds ETF, which will vote its shares pursuant to its Statement of Additional Information.

6 The percentages used herein are calculated based upon 147,787,691 shares of common stock outstanding as of November 30, 2019, as disclosed in the company's Form N-30B-2 filed on February 7, 2020.

CUSIP No. 92913A100	SCHEDULE 13D/A	Page 5 of 7

This Amendment No. 11 amends and supplements the statement on Schedule 13D filed with the SEC on 10/16/19, as amended by Amendment No.1 filed 11/4/19, Amendment No. 2 filed 11/18/19, Amendment No. 3 filed 11/21/19, Amendment No. 4 filed on 12/23/19, Amendment No. 5 filed 1/10/20, Amendment No. 6 filed 1/29/20, Amendment No. 7 filed 2/5/20, Amendment No. 8 filed 2/20/20, Amendment No. 9 filed 3/4/20, and Amendment No. 10 filed 04/2/20; with respect to the Common Shares of Voya Prime Rate Trust. This Amendment No. 11 amends Items 3, 4 and 5 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of approximately $175,654,458 was paid to acquire the Common Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On April 28, 2020, Saba Capital CEF Opportunities 1, Ltd., a private fund advised by Saba Capital Management, L.P., submitted to the Issuer a notice informing the Issuer of its intention to (i) nominate the following eight persons for election to the Issuer's board of trustees (the "Board") at the Issuer's 2020 annual meeting of shareholders—Aditya Bindal, Peter Borish, Karen Caldwell, Charles Clarvit, Ketu Desai, Kieran Goodwin, Andrew Kellerman and Neal Neilinger— and to (ii) present the following three proposals at the Annual Meeting: (1) to request that the Board amend the Issuer's Amended and Restated By-Laws (the "Bylaws") to provide for a majority vote standard in uncontested elections and a plurality vote standard in contested elections; (2) to terminate the management agreement between the Issuer and its investment manager, Voya Investments, LLC; and (3) to request that the Board amend the Bylaws so that shareholder meetings may only be adjourned by the vote of a majority of the shares represented at any meeting.

CUSIP No. 92913A100	SCHEDULE 13D/A	Page 6 of 7

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 147,787,691 shares of common stock outstanding as of November 30, 2019, as disclosed in the company's Form N-30B-2 filed on February 7, 2020.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Common Shares effected since the filing of Amendment No. 10 by the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

(d)	The funds and accounts advised by Saba Capital have the right to receive the dividends from and proceeds of sales from the Common Shares.

(e)	Not applicable.

CUSIP No. 92913A100	SCHEDULE 13D/A	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 30, 2020

SABA CAPITAL Management, L.P.
By: /s/ Michael D'Angelo
Name: Michael D'Angelo Title: Chief Compliance Officer

SABA CAPITAL Management GP, LLC
By: /s/ Michael D'Angelo
Name: Michael D'Angelo Title: Authorized Signatory

BOAZ R. WEINSTEIN
By: /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

Schedule A

This Schedule sets forth information with respect to each purchase and sale (excluding brokerage commissions) of Common Shares which was effectuated by the Reporting Persons since the filing of Amendment No. 10 on April 2, 2020. All transactions were effectuated in the open market through a broker.

Trade Date	Common Stock Purchased (Sold)	Price Per Share Common Share ($)
4/21/20	214,293	3.94
4/20/20	100,000	3.99
4/13/20	99,070	3.97
4/8/20	21,526	3.90
4/3/20	95,547	3.65
4/2/20	900	3.63